UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-41773

Adlai Nortye Ltd.

c/o PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Press Release

On February 12, 2026, Adlai Nortye Ltd. issued a press release entitled “Adlai Nortye Announces First Patient Enrolled in Global Phase 1 Trial of Pan-RAS (ON) Inhibitor AN9025 for Solid Tumors Harboring RAS Mutations”, a copy of the press release is attached to this Form 6-K as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated February 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Ltd.

By:	/s/ Yang Lu
Name:	Yang Lu
Title:	Chief Executive Officer and Chairman of Board of Directors

Date: February 12, 2026

2